Exhibit 99.1

Walmart and JD.com Announce Strategic Alliance to Serve Consumers across China

Bentonville, Arkansas and Beijing — June 20, 2016 — Walmart (NYSE:WMT), and JD.com (Nasdaq:JD), China’s largest e-commerce company by revenue, today announced that they have formed a strategic alliance to better serve consumers across China through a powerful combination of e-commerce and retail.

The agreement between the companies includes a wide range of business initiatives, covering both online and offline retail. For Walmart, the alliance greatly expands its opportunity in China e-commerce and provides its stores and Sam’s Clubs with potential traffic from JD.com’s significant base of online customers and vast same-day delivery network to serve its customers. JD.com will leverage Yihaodian’s strong brand and business in eastern and southern China and in key product categories such as high-quality grocery and household goods, both of which complement its own geographical and product strengths. In addition, JD.com’s customers will gain access to a wide range of new and imported items from Walmart and Sam’s Club.

As part of the agreement, Walmart will receive 144,952,250 newly issued JD.com Class A ordinary shares, amounting to approximately 5 percent of total shares outstanding and the companies will partner in several strategic areas, including:

•                  JD.com will take ownership of the Yihaodian marketplace platform assets, including the Yihaodian brand, website and app. Walmart will continue to operate the Yihaodian direct sales business and will be a seller on the Yihaodian marketplace, leveraging its global supply chain to provide customers a wide range of products. JD.com and Walmart will work together on growing the Yihaodian brand and business under its current name and market position.

•                  Sam’s Club China, which has proven tremendously successful within the markets it operates in China, will open a flagship store on JD.com, vastly expanding the availability of Sam’s Club’s high-quality imported products across China. It will offer same- and next-day delivery through JD.com’s nationwide warehousing and delivery network, which covers a population of 600 million consumers.

•                  Walmart and JD.com will work together to leverage their supply chains to increase the product selection for customers across China, including broadening the range of imported products.

•                  Walmart’s China stores will be listed as a preferred retailer on JD.com’s O2O JV Dada, China’s largest crowd-sourced delivery platform, driving online traffic to Walmart stores and allowing customers to order fresh food and other items from Walmart stores for 2-hour home delivery, while significantly broadening the product selection available to Dada’s customers. Walmart will continue to operate its own physical stores.

“We’re excited about teaming up with such a strong leader in JD.com, and the potential that this new relationship creates for customers in China, as well as for our businesses. We thank the Yihaodian associates for creating a strong brand and business that has helped lead to this opportunity with JD.com,” said Doug McMillon, president and CEO of Walmart. “JD.com shares similar values in making the lives of customers better. It also has a very complementary business and is an ideal partner that will help us offer compelling new experiences that can reach significantly more customers. We also look forward to offering customers a tremendous number of quality imported products not previously widely available in China through Walmart and Sam’s Club.”

“We are very happy to announce this landmark agreement between two leading retailers, which we are confident will help bring e-commerce in China to the next level and benefit millions of consumers,” said Richard Liu, CEO of JD.com. “Walmart is synonymous with trusted-quality efficient retailing, and we believe that this tie up will increase both product selection and overall user experience. We look forward to further developing Yihaodian, which has tremendous strength in important regions of eastern and southern China. Yihaodian will continue offering the outstanding user experience its customers have come to expect, which we will further augment by leveraging our unparalleled logistics capabilities and breadth of product categories.

“We are also delighted to welcome the Sam’s Club flagship store onto the JD.com platform. Sam’s Club’s unique, high-end product selection meets the demand from China’s increasing affluent consumers for high-quality, imported products and has already proven popular in the Chinese cities where it has stores. JD.com’s reputation for authentic products and superior customer experience make it an outstanding home for these iconic businesses to reach hundreds of millions more customers in China.”

Morgan Stanley & Co. LLC acted as Walmart’s financial advisor and Morrison & Foerster LLP acted as Walmart’s legal advisor on this transaction. Orrick Herrington Sutcliffe LLP and Han Kun Law Offices acted as JD.com’s legal advisors on the transaction.

About JD.com

JD.com, Inc. is China’s leading online direct sales company and the country’s largest Internet company by revenue. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any ecommerce company in China. As of March 31, 2016, JD.com operated 7 fulfillment centers and 209 warehouses, and in total 5,987 delivery stations and pickup stations in 2,493 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100.

About Walmart

Walmart Stores, Inc. (NYSE: WMT) helps people around the world save money and live better — anytime and anywhere — in retail stores, online, and through their mobile devices. Each week, nearly 260 million customers and members visit our 11,527 stores under 63 banners in 28 countries and e-commerce websites in 11 countries. With fiscal year 2016 revenue of $482 billion, Walmart employs more than 2.3 million associates worldwide. Walmart continues to be a leader in sustainability, corporate philanthropy and employment opportunity. Additional information about Walmart can be found by visiting http://corporate.walmart.com on Facebook at http://facebook.com/walmart and on Twitter at http://twitter.com/walmart. Online merchandise sales are available at http://www.walmart.com and http://www.samsclub.com.

Safe Harbor Statement

JD.com and Walmart may also make written or oral forward-looking statements in their respective periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in their respective annual report to shareholders, in press releases and other written materials and in oral statements made by their respective officers, directors or employees to third parties. Statements that are not historical facts, including statements about the companies’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which are often beyond the companies’ control. Further information regarding these and other risks is included in JD.com’s and Walmart’s filings with the SEC.

Contacts:

Media

Josh Gartner

JD.com

+86 (10) 8911-6155
Press@JD.com

Dan Toporek

Walmart

+1-650-837-5607

dtoporek@walmart.com

Jo Warner

Walmart

+1-479-802-9588

Jo.Warner@walmart.com

Investor Relations

Ruiyu Li

JD.com

+86 (10) 8912-6805

IR@JD.com

Steve Schmitt

Walmart

+1-479-258-7172

Steve.schmitt@walmart.com